EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation Inc., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended December 31, 2012.  These financial statements can be found on SEDAR at www.sedar.com . As an SEC issuer (as defined under applicable Canadian securities laws), Student Transportation Inc.’s financial statements are prepared in accordance with United States generally accepted accounting principals (“US GAAP”).  The information in this Management’s Discussion and Analysis of the Financial Condition and Result of Operations is effective February 11, 2013. Additional information about, and the Annual Information Form filed by, Student Transportation Inc., is available on SEDAR at www.sedar.com.

All references to “$” or “US$” are to U.S. dollars and all references to “Cdn $” are to Canadian dollars.  All references to the Company are to either Student Transportation Inc. (“STI” or the “Company”), or to STI and its subsidiaries, as the context requires. Unless the context requires otherwise, references to years are to the Company’s fiscal year ended June 30th.

General

Student Transportation Inc. is a corporation established under the laws of the Province of Ontario.  STI, together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI, the “Issuer”), initially issued income participating securities (“IPSs”) pursuant to the Issuer’s initial public offering in December 2004 (the “IPS Offering”).  Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC.  On December 21, 2009, the Company redeemed the remaining 14% subordinated notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure.

STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”).  Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”).  STI currently holds a 98.9% interest in STA Holdings as at December 31, 2012 through its ownership of the Class A shares of STA Holdings.  The Company also owns 100% of the outstanding shares of Parkview Transit Inc. (“Parkview Transit”).   STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. (“STA, Inc.”), combined with Parkview Transit, is the third largest provider of school bus transportation services in North America.

On July 13, 2011, the Company filed a Form 40-F registration statement with the United States Securities and Exchange Commission (the “SEC”) and a listing application with the NASDAQ-OMX, both in connection with the Company’s initial US listing of its common stock on the NASDAQ Global Select Market.

On September 1, 2011 the NASDAQ-OMX formally approved the Company’s listing application and on September 2, 2011, the SEC formally declared effective the Company’s Form 40-F registration statement.  As such, the Company became a “foreign private issuer” under applicable U.S. federal securities laws.  On September 6, 2011, the Company’s common shares commenced trading on the NASDAQ Global Select Market under the trading symbol STB. The Company’s common stock and convertible debentures continue to be listed on the Toronto Stock Exchange.

On October 26, 2009, STI closed its offering of 7.5% convertible subordinated unsecured debentures (the “7.5% Convertible Debentures”) due October 31, 2014, at a price of Cdn $1,000 per debenture, for total gross proceeds of $42.1 million (Cdn $45 million), with an underwriters’ over-allotment option to purchase an additional Cdn $6.7 million of 7.5% Convertible Debentures. On November 10, 2009, the full amount of the underwriters’ over-allotment option was exercised for total gross proceeds of $6.4 million.

 On June 21, 2010, STI closed its offering of 6.75% convertible debentures (the “6.75% Convertible Debentures”) due June 30, 2015, at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50 million).

On June 7, 2011, the Company issued 6.25% convertible subordinated unsecured debentures (the “6.25% Convertible Debentures”) due June 30, 2018, at a price of US $1,000 per debenture, for total gross proceeds of $60 million.

The 7.5% Convertible Debentures, the 6.75% Convertible Debentures and the 6.25% Convertible Debentures are collectively referred to as the “Convertible Debentures”.  The net proceeds from the sale of the Convertible Debentures were used to repay indebtedness under the senior credit facilities, which provided additional borrowing capacity, to fund the redemption of the outstanding 14% subordinated notes of STA ULC and for general corporate purposes.

Each Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $5.15 per common share (the “7.5% Convertible Debenture Conversion Price”) which is equivalent to 194.1748 common shares for each Cdn $1,000 principal amount of 7.5% Convertible Debentures, a conversion price of Cdn $7.25 per common share (the “6.75% Convertible Debenture Conversion Price”) which is equivalent to 137.9310 common shares for each Cdn $1,000 principal amount of 6.75% Convertible Debentures, and at a conversion price of US $9.50 per common share (the “6.25% Convertible Debenture Conversion Price”) which is equivalent to 105.2632 common shares for each US $1,000 principal amount of 6.25% Convertible Debentures.

The 7.5% Convertible Debentures were not redeemable prior to October 31, 2012.  The Company had the right, at its option, to redeem the 7.5% Convertible Debentures in whole or in part, from time to time, after November 1, 2012, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice was given was at least 125% of the 7.5% Convertible Debenture Conversion Price. The Company has redeemed the 7.5% Convertible Debentures, as discussed below.  The 6.75% Convertible Debentures are not redeemable prior to June 30, 2013.  The Company will have the right, at its option, to redeem the 6.75% Convertible Debentures in whole or in part, from time to time, after July 1, 2013, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.75% Convertible Debenture Conversion

Price.  The 6.25% Convertible Debentures are not redeemable prior to June 30, 2014. The Company will have the right, at its option, to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, after July 1, 2014, but prior to June 30, 2016, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.25% Convertible Debenture Conversion Price.  After June 30, 2016 and prior to maturity, the Company will have the right, at its option, to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole  by issuing and delivering common shares for each Cdn $1,000 principal amount of the  6.75% Convertible Debentures and US $1,000 principal amount of the 6.25% Convertible Debentures.  The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debenture indentures, to sell in the open market, to satisfy the Company’s obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

 The Company must commence, within 30 days of a Change of Control (as defined in the Convertible Debentures indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.

The Company established a dividend reinvestment plan (the “Plan”) in May 2009 to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company.  The common shares issued under the Plan are issued directly from the treasury of STI at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount. Pursuant to the Plan, the Company issued 748,758 common shares during the six months ended December 31, 2012, which have an approximate value of $4.8 million.

The shareholders of the Company approved the adoption by STA Holdings of the Equity Incentive Plan (“EIP”), at the annual general meeting held on December 8, 2005.  As part of the 2005 EIP plan formation, the shareholders of STI approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, at the annual general meeting, the shareholders of the Company approved an increase in the allotted number of Class B Series Two shares available for issuance under the EIP by 1,446,291.  These shares are accounted for as a liability upon issuance, as a result of a put option they contain.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued and to be issued subsequent to the end of the IPS structure.  Pursuant to the amendment, authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which have been utilized for all future share grants under the EIP subsequent to March 5, 2010. On November 8, 2012 an additional allotment of 2,265,000 Class B Series Three common shares was approved by the shareholders. The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s.  The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends paid to the holders of STI common shares.  These shares are accounted for as a liability upon issuance, as a result of a put option they contain.  Pursuant to the liquidity provisions of the EIP, all Class B Series Two Common Shares historically granted that remain outstanding are available to be “put” back to the Company, while the holders of Class B Series Three common shares have an option to “put” up to one third of the shares awarded each year back to the Company, one year immediately following the grant.  All new share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.

As noted above, the Class B Series Two and Series Three common shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and distributions on the Class B Series Two and Series Three common shares are recorded as a component of other expense, net in the consolidated statement of operations.

During the six months ended December 31, 2012, a total of 72,075 Class B Series Two shares were “put” back to the Company having a fair value of $0.8 million.  The total number of Class B Series Two common shares outstanding as at December 31, 2012 was 64,516.  The fair value of the Class B Series Two common shares outstanding at December 31, 2012 represents a liability of $0.7 million all of which is recorded in other current liabilities.

During the six months ended December 31, 2011, a total of 18,569 Class B Series Two shares were “put” back to the Company having a fair value of $0.2 million.  The total number of Class B Series Two common shares outstanding as at December 31, 2011 was 214,741.

During the six months ended December 31, 2012, STA Holdings granted 406,041 Class B Series Three common shares pursuant to the EIP.  The Company recognized $2.8 million in non-cash stock-based compensation expense related to these grants during the six months ended December 31, 2012. In connection with these grants, 103,322 shares were withheld at the election of the participants to satisfy income tax withholdings.  In addition, pursuant to the liquidity provision of the EIP plan, 101,215 Class B Series Three common shares were “put” back to the Company, having a fair value of $0.6 million during the six months ended December 31, 2012.  The total number of Class B Series Three common shares outstanding as at December 31, 2012 was 1,118,615.  The fair value of the Class B Series Three common shares outstanding at December 31, 2012 represents a liability of $6.9 million, of which $4.5 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.

During the six months ended December 31, 2011, STA Holdings granted 541,970 Class B Series Three common shares pursuant to the EIP.  The Company recognized $3.1 million in non-cash stock-based compensation expense related to these grants during the six months ended December 31, 2011. In connection with these grants, 140,197 shares were withheld at the election of the participants to satisfy income tax withholdings.  In addition, pursuant to the liquidity provision of the EIP plan, 9,934 Class B Series Three common shares were “put” back to the Company, having a fair value of sixty two thousand dollars during the six months ended December 31, 2011. The total number of Class B Series Three common shares outstanding as at December 31, 2011 was 930,373.

On October 3, 2012, the Company announced that it had exercised its right to redeem its 7.5% Convertible Debentures maturing on October 31, 2014 in accordance with the terms of the trust indenture dated as of October 26, 2009 between STI and Computershare Trust Company of Canada governing the 7.5% Convertible Debentures. The redemption of the 7.5% Convertible Debentures was effective on November 2, 2012 (the “Redemption Date”).

From July 1, 2012, through November 1, 2012, Cdn $22.4 million of the Company’s 7.5% Convertible Debentures were converted into 4,347,368 shares of common stock.  On November 2, 2012, the Company redeemed the remaining Cdn $0.3 million in principal amount of 7.5% Convertible Debentures for cash.

On October 19, 2012 the Company announced that the Toronto Stock Exchange (the “Exchange”) had approved its notice of intention to renew its normal course issuer bid (the “NCIB”) for a portion of its common shares as appropriate opportunities arise. The Company was permitted to commence purchasing Common shares under the renewed normal course issuer bid on or about October 24, 2012.  Pursuant to the notice, the Company is permitted to purchase up to  Cdn $5.0 million of the Company’s common shares in the twelve month period commencing October 24, 2012 and ending on October 23, 2013. During the six months ended December 31, 2012 the Company has purchased and cancelled 336,476 common shares having a value of $2.1 million pursuant to the NCIB.

On March 19, 2012, the Company issued 10,950,000 common shares pursuant to a bought deal for total gross cash proceeds of $75.7 million (Cdn $75.0 million), (the “2012 Bought Deal”). The net proceeds of $71.1 million (Cdn $70.5 million), after commissions and fees, were used entirely to pay down debt on the Company’s senior credit facility.

On March 23, 2012, the Company issued 1,300,000 common shares in connection with the overallotment option under the 2012 Bought Deal, for total gross proceeds of $8.9 million (Cdn $8.9 million).  The net proceeds of $8.5 million (Cdn $8.5 million), after commissions and fees, were used entirely to pay down debt on the Company’s senior credit facility.

Results of Operations (in 000’s of US$, except per share data)

	Three Months Ended		Six Months Ended
	December 31		December 31
	2012	2011	2012	2011

Revenues	$119,355	$101,125	$180,957	$152,229

Costs and expenses
Cost of operations	85,087	71,332	141,744	117,025
General and administrative	10,340	9,270	20,311	18,187
Non-cash stock compensation	1,958	2,599	2,761	3,099
Acquisition expense	-	373	-	410
Depreciation and depletion expense	12,501	10,491	16,858	14,001
Amortization expense	1,035	887	2,172	1,661
Total operating expenses	110,921	94,952	183,846	154,383

Income (loss) from operations	8,434	6,173	(2,889)	(2,154)

Interest expense	3,604	4,189	7,418	7,951
Foreign currency gain	(69)	(295)	(5)	(739)
Unrealized loss (gain) on foreign currency exchange contracts	236	(80)	(322)	1,521
Unrealized re-measurement loss (gain) on
6.25% Convertible Debentures	714	(1,754)	(1,426)	2,934
Non-cash (gain) loss on 6.25% Convertible
Debentures conversion feature	(1,129)	1,442	(740)	1,082
Other (income)expense, net	(873)	777	(894)	(30)

Income (loss) before income taxes	5,951	1,894	(6,920)	(14,873)

Income tax expense (benefit)	2,972	622	(2,288)	(4,881)
Net income (loss)	$2,979	$1,272	$(4,632)	$(9,992)

Basic net income (loss) per common share	$0.04	$0.02	$(0.06)	$(0.16)

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves.  During the summer school break, revenue is derived primarily from summer camps and private charter services.  Since schools are not in session, there is minimal school bus transportation revenue.  Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break.  Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June.  A full year’s worth of depreciation is recorded in these ten months to correspond with the vehicles’ usage.  In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period.  These purchases have historically been funded by borrowings on the Company’s credit facility and through operating lease financings.

Managed and Leased Fleet Business

The Company’s school transportation services have historically included managed services contracts.  These transportation services are structured as management services contracts under which the Company manages the transportation for the school district and the school district continues to own the school bus fleet.  In addition, the Company has financed a portion of its replacement school vehicles starting in fiscal year 2007 through operating leases. Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) and thus results in lower annual depreciation expense on an ongoing basis.  Currently, leased and managed buses account for approximately 15% and 4%, respectively, of the Company’s fleet.  The Company intends to review leasing alternatives on an annual basis based on the economics of the lease financing.

In July 2011, the Company entered into additional leases with four major financial institutions to lease approximately $17.0 million in replacement school vehicles and $5.9 million in growth school vehicles for the 2011-2012 school year.  The term of these leases is six years at effective fixed rates in the range of 2.8% to 5.0%.  Annual lease payments on these additional leases will approximate $3.3 million per year for the term of the leases.

During July, August and September 2012, the Company entered into additional operating leases with six major financial institutions to lease approximately $29.7 million in replacement school vehicles for the 2012-2013 school year.  The term of these leases is six years at effective fixed rates in the range of 2.8% to 4.6%.  Annual lease payments on these additional leases will approximate $4.3 million per year for the term of the leases.

Oil and Gas Interests

In January 2008, the Company closed the acquisition (the “Canadex Acquisition”) of all of the outstanding stock of Canadex Resources Limited (“Canadex”).  Canadex was a transportation and energy company consisting of two separate business segments.  The transportation segment represented school bus operations in Ontario, while the energy division held non-operating positions in oil and gas investments in the United States.  The interests in oil and gas properties are held through Canadex’s wholly owned subsidiary, Canadex Resources Inc. (“CRI”).  CRI invests as a non-operator in properties for the exploration and upstream production of crude oil, natural gas and condensates.  It holds junior participations in approximately 500 wells primarily in Texas and Oklahoma, with a few located in Louisiana and Kansas in the United States.  Approximately 70% of these wells produce natural gas.  CRI’s co-investments with a range of operators provide flexibility to exploit a variety of exploration and development opportunities.  The financial statements reflect the Company’s proportionate interest in the oil and gas activities as a non-operator.  Canadex, through a series of amalgamations subsequent to the Canadex Acquisition, was renamed Parkview Transit, which is a direct subsidiary of the Company.

The Company’s oil and gas revenues, on an annual basis, are approximately one percent of consolidated Company revenues.

Three months ended December 31, 2012 Compared to Three months ended December 31, 2011

The Company’s core business is school bus transportation.  As a result of the Canadex Acquisition, the Company has two reportable segments, school bus transportation and an oil and gas portfolio.  The oil and gas portfolio represents approximately one percent of the Company’s revenue on an annual basis.

The consolidated results for the second quarter of fiscal year 2013 include $1.5 million in oil and gas revenue, $0.7 million in related cost of operations and $0.3 million in depletion expense.  The consolidated results for the second quarter of fiscal year 2012 include $1.3 million in oil and gas revenue, $0.7 million in related cost of operations and $0.3 million in depletion expense.

The remaining discussion of the Company’s operating results through “Income from Operations” is related to the Company’s core school bus transportation segment.  Discussion of items below “Income from Operations” reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues:  Revenues for school bus transportation for the second quarter of fiscal year 2013 were $117.9 million compared to $99.8 million for the second quarter of fiscal year 2012, representing an increase of $18.1 million, or 18.1%.  Revenue for the second quarter of fiscal year

2013 was positively impacted by approximately $0.7 million related to the change in exchange rates between the Canadian dollar and the US dollar from the second quarter of fiscal 2012 to the second quarter of fiscal 2013 in connection with the translation of the Company’s Canadian operations into US dollars. In the first quarter of fiscal 2013, the Company started operations on nine new bids contracts. The Company closed seven acquisitions in fiscal 2012, three acquisitions (two of which were tuck-ins to existing terminal operations) in the first quarter of fiscal year 2012, three acquisitions in the second quarter of fiscal year 2012, and one acquisition in the fourth quarter of fiscal year 2012.

The acquisitions completed subsequent to the first quarter of fiscal year 2012, and the new bid-in contracts for the 2013 fiscal year accounted for $19.4 million in new business growth in the second quarter of fiscal year 2013. In addition, the results for the second quarter of fiscal year 2013 reflect fewer school days than originally anticipated due to Hurricane Sandy, which hit the Northeast states of New Jersey, Connecticut, New York, Rhode Island and New Hampshire resulting in a $2.7 million revenue deferral in the current period.  The majority of the revenue deferral is expected to be recovered over the remainder of the school year. The remaining $0.7 million increase in revenues resulted primarily from both contract rate increases and net increases in service requirements of existing contracts.

Cost of Operations:  Cost of operations for school bus transportation for the second quarter of fiscal year 2013 was $84.4 million as compared to $70.7 million for the second quarter of fiscal year 2012, representing an increase of $13.7 million or 19.4%.  The acquisitions completed subsequent to the first quarter of fiscal year 2012, and the new bid-in contracts for fiscal year 2013 accounted for $12.4 million of the total increase in cost of operations. In addition, the results for the second quarter of fiscal year 2013 reflect expense deferrals associated with the fewer school days than originally anticipated due to Hurricane Sandy. Such expenses will be incurred as the associated revenue deferrals are recovered over the remainder of the school year. The remaining $1.3 million increase in cost of operations, net of new business for the second quarter of fiscal year 2013, resulted primarily from increased operating expenses, salaries and wages, and fringe benefits, which were offset by lower insurance costs and fuel costs. Operating expenses, net of new business for the second quarter of fiscal 2013, increased $0.9 million due to an additional year of vehicle leasing costs.  Salaries and wages, net of new business for the second quarter of fiscal 2013, increased $0.3 million due primarily to higher operations wages.  As a percentage of revenue, operations wages increased to 4.4% in the second quarter of fiscal year 2013 from 4.0% in the second quarter of fiscal year 2012. Fringe benefits, net of new business for the second quarter of fiscal year 2013, increased $0.7 million primarily due to increased workers compensation insurance costs and increased as a percentage of revenue to 7.5% in the second quarter of fiscal year 2013 from 6.7% in the second quarter of fiscal year 2012. Insurance costs , net of new business for the second quarter of fiscal year 2013, decreased  $0.4 million primarily due to favorable liability insurance claims experience. As a percentage of revenue, insurance costs decreased to 3.1% from 3.5% in the second quarter of fiscal year 2013 compared to the second quarter of fiscal year 2012. Fuel costs, net of new business for the second quarter of fiscal year 2013, decreased $0.4 million compared to the second quarter of fiscal year 2012 due primarily to market decreases in fuel prices.  As a percentage of revenue, same terminal fuel decreased to 8.9% in the second quarter of fiscal 2013 from 9.1% in the second quarter of fiscal year 2012.  The Company currently has fuel mitigation features in approximately 63% of its contracts reflecting some form of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts.  The Company is still exposed to some market price fluctuations under some of these fuel mitigation features.  The Company, for the 2012 fiscal year, entered into fixed price contracts with fuel suppliers to cover approximately 20% of its fuel exposure. In fiscal year 2013, the Company also entered into fixed price contracts for a similar 20% of its exposure through November 30, 2012.  The Company continues to review additional fixed price contracts for the remainder of the 2013 fiscal year.

General and Administrative Expense:  General and administrative expense for school bus transportation for the second quarter of fiscal year 2013 was $10.3 million compared to $9.3 million for the second quarter of fiscal year 2012, an increase of $1.0 million or 10.8%.  As a percentage of revenue, total general and administrative expense decreased to 8.7% from 9.3% for the second quarter of fiscal year 2013 compared to the second quarter of fiscal year 2012. The increase in general and administrative expenses is primarily due to the acquisitions completed during the fiscal year 2012 and the nine new bid-in contracts for the 2013 fiscal year.

Non-Cash Stock Compensation:  Non-cash stock compensation expense for school bus transportation for the second quarter of fiscal year 2013 was $2.0 million. The non-cash compensation expense was related to the issuance of 278,500 Class B Series Three shares of STA Holdings in the second quarter of fiscal year 2013. Non-cash stock compensation expense for school bus transportation for the second quarter of fiscal year 2012 was $2.6 million.  The non-cash compensation expense was related to the issuance of 464,304 Class B Series Three shares of STA Holdings in the second quarter of fiscal year 2012.

Depreciation Expense:  Depreciation expense for school bus transportation for the second quarter of fiscal year 2013 was $12.2 million compared to $10.2 million for the second quarter of fiscal year 2012, an increase of $2.0 million. The increase was primarily related to the vehicles associated with the acquisitions completed during the fiscal year 2012 and the new bid contracts for fiscal year 2013.  As a percentage of revenue, depreciation expense increased to 10.4% for the second quarter of fiscal year 2013 from 10.2% for the second quarter of fiscal year 2012.

Amortization Expense:  Amortization expense for school bus transportation for the second quarter of fiscal year 2013 was $1.0 million compared to $0.9 million in the second quarter of fiscal year 2012, an increase of $0.1 million related to the amortization from the 2012 acquisitions.  As a percentage of revenue, amortization expense remained unchanged at 0.9% for both the second quarter of fiscal year 2013 and 2012.

Income from Operations: Income from operations for school bus transportation was $7.9 million for the second quarter of fiscal year 2013 compared to $5.8 million for the second quarter of fiscal year 2012.  The increase in income from operations of $2.1 million resulted from the operating line items discussed above, and reflects a positive impact of $0.1 million in exchange rates between the Canadian dollar and the US dollar from the second quarter of fiscal 2012 to the second quarter of fiscal 2013 in connection with the translation of the Company’s Canadian operations into US dollars.

Interest Expense:  Interest expense for the second quarter of fiscal year 2013 was $3.6 million compared to $4.2 million for the second quarter of fiscal year 2012. The decrease in interest expense of $0.6 million was due to both lower average debt and a decrease in average interest rates for the second quarter of fiscal year 2013, compared to the second quarter of fiscal year 2012.

Foreign Currency (Gain):  Foreign currency gain for the second quarter of fiscal year 2013 totaled $0.1 million compared to foreign currency gain of $0.3 million for the second quarter of fiscal year 2012.  The decrease in the foreign currency gain of $0.2 million results primarily from the gains realized upon the settlement of the foreign currency contracts.

Unrealized Loss (Gain) on Foreign Currency Exchange Contracts:  Unrealized loss on foreign currency exchange contracts was $0.2 million for the second quarter of fiscal year 2013 compared to an unrealized gain of $0.1 million for the second quarter of fiscal year 2012.  The increase in unrealized loss of $0.3 million primarily reflects the fair value adjustment of the foreign currency exchange contracts resulting from the change in exchange rates for each period.

Unrealized Re-measurement Loss (Gain) on 6.25% Convertible Debentures:  Unrealized re-measurement loss on 6.25% Convertible Debentures was $0.7 million for the second quarter of fiscal year 2013 compared to the re-measurement gain of $1.8 million in the second quarter of fiscal 2012. The increase in re-measurement loss of $2.5 million reflects the non-cash foreign currency re-measurement loss related to STI’s issuance of US dollar denominated 6.25% Convertible Debentures resulting from the change in exchange rates during the second quarter of fiscal year 2013 compared to the second quarter of fiscal year 2012.  STI’s functional currency is the Canadian dollar.  The 6.25% Convertible Debentures are denominated in US dollars.  As the functional currency of STI is the Canadian dollar, gains or losses on re-measurement of the 6.25% Convertible Debentures (denominated in US dollars) are considered transaction gains and losses and are included in the consolidated statements of operations.

Non-cash (Gain)Loss  on 6.25% Convertible Debentures Conversion Feature: Non-cash gain on the 6.25% Convertible Debentures conversion feature was $1.1 million for the second quarter of fiscal year 2013 compared to a non-cash loss of $1.4 million in the second quarter of fiscal year 2012.  The increase in the non-cash gain of $2.5 million was related to the change in fair value of  the embedded conversion feature derivative associated with STI’s issuance of the US dollar denominated 6.25% Convertible Debentures.  The conversion feature on STI’s 6.25% Convertible Debentures provides that the US dollar denominated debentures can be converted at a US dollar denominated strike price into common shares of the issuer, a Canadian functional currency entity.  Therefore, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately.  The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with changes in fair value included in the consolidated statement of operations.

Other (Income) Expense, net:  Other income totaled $0.9 million in the second quarter of fiscal year 2013 compared to other expense of $0.8 million in the second quarter of fiscal year 2012. The increase of $1.7 million was primarily due to the decrease in Class B share expense, primarily related to the re-measurement to fair value of the Class B share liability for each period.

Income before Income Taxes:  Income before income taxes was $5.9 million for the second quarter of fiscal year 2013 compared to income before income taxes of $1.9 million for the second quarter of fiscal year 2012. This increase in income of $4.0 million resulted primarily from the increase in income from operations of $2.1 million from the school bus transportation segment, the increase in other income of $1.7 million and the increase in income from the Company’s oil and gas portfolio of $0.2 million.

Net Income:  Net income for the Company for the second quarter of fiscal year 2013 totaled $3.0 million, which included an income tax expense of $3.0 million.   Net income for the second quarter of fiscal year 2012 amounted to $1.3 million, which included an income tax expense of $0.6 million. The effective tax rates for the second quarter of fiscal year 2013 and the second quarter of fiscal year 2012 were 49.9% and 32.8%, respectively. The increase in the effective tax rate for the second quarter of fiscal year 2013 primarily resulted from a change in the estimated full year forecasted expense allocations between countries.   Basic and diluted net income per common share was $0.04 for the second quarter of fiscal year 2013 compared to $0.02 for the second quarter of fiscal year 2012.

Six months ended December 31, 2013 Compared to Six months ended December 31, 2012

The Company’s core business is school bus transportation.  As a result of the Canadex acquisition in January 2008, the Company has two reportable segments, school bus transportation and an oil and gas portfolio.  The oil and gas portfolio represents approximately one percent of the Company’s revenue on an annual basis.

The consolidated results for the first six months of fiscal year 2013 include $2.3 million in oil and gas revenue, $1.3 million in related cost of operations, $0.1 million in general and administrative expense and $0.5 million in depletion expense.  The consolidated results for the first six months of fiscal year 2012 include $2.9 million in oil and gas revenue, $1.3 million in related cost of operations, $0.1 million in general and administrative expense and $0.6 million in depletion expense. The decrease in revenue for the oil and gas portfolio of $0.6 million for the first six months of fiscal year 2013 compared to the first six months of fiscal year 2012, is due to a decline in both oil and gas production and commodity prices.

The remaining discussion of the Company’s operating results through “Income (Loss) from Operations” is related to the Company’s core school bus transportation segment.  Discussion of items below “Income (Loss) from Operations” reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues:  Revenues for school bus transportation for the first six months of fiscal year 2013 were $178.6 million compared to $149.3 million for the first six months of fiscal year 2012, representing an increase of $29.3 million, or 19.6%.   Revenue for the first six months of fiscal year 2013 was positively impacted by approximately $0.8 million related to the change in exchange rates between the Canadian dollar and the US dollar from the first six months of fiscal 2012 to the first six months of fiscal 2013 in connection with the translation of the Company’s Canadian operations into US dollars.  In the first quarter fiscal 2013, the Company started operations on nine new bids contracts. The Company closed seven acquisitions in fiscal 2012, three acquisitions (two of which were tuck-ins to existing terminal operations) in the first quarter of fiscal year 2012, three acquisitions in the second quarter of fiscal year 2012, and one acquisition in the fourth quarter of fiscal year 2012.

The acquisitions completed subsequent to the end of the first quarter of fiscal year 2012 and the new bid-ins contracts for the 2013 fiscal year accounted for $29.0 million in new business growth in the first six months of fiscal year 2013. In addition, the results for the first six months of fiscal year 2013 reflect fewer school days than originally anticipated, primarily due to Hurricane Sandy which hit the Northeast states of New Jersey, Connecticut, New York, Rhode Island and New Hampshire, resulting in a $2.0 million revenue deferral in the current year period.  The majority of the revenue deferral is expected to be recovered over the remainder of the school year. The remaining $1.5 million increase in revenues resulted primarily from both contract rate increases and net increases in service requirements of existing contracts

Cost of Operations:  Cost of operations for school bus transportation for the first six months of fiscal year 2013 was $140.5 million compared to $115.7 million for the first six months of fiscal year 2012, an increase of $24.8 million or 21.4%.  The acquisitions completed subsequent to the end of the first quarter of fiscal year 2012 and the new bid-in contracts for the 2013 fiscal year accounted for $21.7 million of the total increase in the Company’s cost of operations. In addition, the results for the first six months of fiscal year 2013 reflect expense deferrals associated with the fewer school days than originally anticipated due to Hurricane Sandy.  Such expenses will be incurred as the associated revenue deferrals are recovered over the remainder of the school year.  The remaining $3.1 million increase in cost of operations, net of new business for the first six months of fiscal year 2013, resulted primarily from increased salaries and wages, operating expenses, fringe benefits and maintenance costs, partially offset by lower insurance costs.  Salaries and wages, net of new business for the first six months of fiscal year 2013, increased $1.0 million due to both higher driver’s wages and higher operations wages.   As a percentage of revenue, driver’s wages increased to 34.5% in the first six months of fiscal year 2013 from 34.4% in the first six months of fiscal year 2012. As a percentage of revenue, operations wages increased to 5.5% in the first six months of fiscal year 2013 from 5.1% in the first six months of fiscal year 2012. Operating expenses, net of new business for the first six months of fiscal year 2013, increased $1.4 million due to an additional year of vehicle leasing costs.  As a percentage of revenue, operating expenses increased to 5.7% in the first six months of fiscal year 2013 from 4.7% in the first six months of fiscal year 2012.   Fringe benefits for the

first six months of fiscal year 2013, net of new business for the first six months of fiscal year 2013, increased $0.8 million primarily due to increased workers compensation insurance costs.  As a percentage of revenue, fringe benefits increased to 9.1% for the first six months of fiscal year 2013 compared to 8.6% for the first six months of fiscal year 2012.   Maintenance costs , net of new business for the fiscal year 2013, increased $0.3 million due primarily to higher repair costs  and increased  as a percentage of revenue to 5.7% in the first six months of fiscal year 2013 from 5.5% in the first six months of fiscal year 2012.  Insurance  costs, net of new business for the first six months of fiscal year 2013, decreased  $0.4  million in the first six months of fiscal year 2013 compared to the first six months of fiscal year 2012, primarily due to  favorable liability insurance claims experience. As a percentage of revenue, insurance costs decreased to 3.5% from 3.7% in the first six months of fiscal year 2013 compared to the first six months of fiscal year 2012.

General and Administrative Expense:  General and administrative expense for school bus transportation for the first six months of fiscal year 2013 was $20.2 million compared to $18.1 million for the first six months of fiscal year 2012, an increase of $2.1 million or 11.6%.  As a percentage of revenues, total general and administrative expense decreased to 11.3% for the first six months of fiscal year 2013 from 12.1% for the first six months of fiscal year 2012.  The $2.1 million increase in general and administrative expense reflects $1.5 million of expense associated with the net new business for the first six months of fiscal year 2013 and includes increases in fringe benefits related primarily to the increased workers compensation insurance costs.

Acquisition Expense: The Company did not incur any acquisition expense for school bus transportation during the first six months of fiscal year 2013, as there were no acquisitions completed.  Acquisition expense for the first six months of fiscal year 2012 was $0.4 million.  Acquisition expenses related to transaction expenses associated with acquisitions that are expensed as incurred under US GAAP.

Non-Cash Stock Compensation:   Non-cash stock compensation expense for school bus transportation for the first six months of fiscal year 2013 was $2.8 million.  The non-cash compensation expense was related to the issuance of 406,041 Class B Series Three shares of STA Holdings in the first six months of fiscal year 2013.   Non-cash stock compensation expense for the first six months of fiscal year 2012 was $3.1 million.  The non-cash compensation expense was related to the issuance of 541,970 Class B Series Three shares of STA Holdings in the first six months of fiscal year 2012.

Depreciation Expense:  Depreciation expense for school bus transportation for the first six months of fiscal year 2013 was $16.3 million compared to $13.4 million for the first six months of fiscal year 2012, an increase of $2.9 million. The increase was completely related to the vehicles associated with the acquisitions closed in fiscal years 2012 and the net new bid contracts for fiscal year 2013.  As a percentage of revenues, depreciation expense increased to 9.1% for the first six months of fiscal year 2013 from 9.0% for the first six months of fiscal year 2012.

Amortization Expense:  Amortization expense for school bus transportation for the first six months of fiscal year 2013 was $2.2 million compared to $1.7 million for the first six months of fiscal year 2012, an increase of $0.5 million.  The increase was completely related to the amortization associated with the acquisitions closed in fiscal years 2012. As a percentage of revenues, amortization expense increased to 1.2% for the first six months of fiscal year 2013 from 1.1% for the first six months of fiscal year 2012.

 (Loss)  from Operations:  Loss from operations for school bus transportation was $3.4 million for the first six months of fiscal year 2013 compared to loss from operations of $3.1 million for the first six months of fiscal year 2012. The increase in loss of $0.3 million results primarily from the operating line items discussed above and reflects a positive impact of $0.3 million due to the change in exchange rates between the Canadian dollar and the U.S. dollar from the first six months of fiscal year 2012 to the first six months of fiscal year 2013 in connection with the translation of the Company’s Canadian operations into U.S. dollars.

Interest Expense:  Interest expense for the first six months of fiscal year 2013 was $7.4 million compared to $7.9 million for the first six months of fiscal year 2012.  The $0.5 million decrease in interest expense was due to both lower average debt and a decrease in average interest rates for the first six months of fiscal year 2013, compared to the first six months of fiscal year 2012.

Foreign Currency Gain:  Foreign currency gain for the first six months of fiscal year 2013 totaled five thousand dollars compared to foreign currency gain of $0.7 million for the first six months of fiscal year 2012.   The decrease of $0.7 million in the foreign currency gain in the first six months of fiscal year 2013 was related to realized losses on the foreign currency exchange contracts combined with realized losses on Canadian operations transactions.  The foreign currency gain in the first six months of fiscal year 2012 was related to realized gains on the foreign currency exchange contracts, partially offset by realized losses on Canadian operations transactions.

Unrealized (Gain) Loss on Foreign Currency Exchange Contracts:  Unrealized gain on forward contracts was $0.3 million for the first six months of fiscal year 2013 compared to an unrealized loss of $1.5 million for the first six months of fiscal year 2012.  The increase in unrealized gain of $1.8 million primarily reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on distributions related to the change in exchange rates during the first six months of fiscal year 2013 compared to the first six months of fiscal year 2012.

Unrealized Re-measurement Gain (Loss) on 6.25% Convertible Debentures:  Unrealized re-measurement gains on the 6.25% Convertible Debentures was $1.4 million for the first six months of fiscal year 2013 compared to an unrealized re-measurement loss of  $2.9 million for the first six months of fiscal year 2012. The increase in re-measurement gain of $4.3 million reflects the non-cash foreign currency re-measurement gain related to STI’s issuance of US dollar denominated 6.25% Convertible Debentures resulting from the change in exchange rates during the first six months of  fiscal year 2013 compared to the first six months of  fiscal year 2012.  STI’s functional currency is the Canadian dollar.  The 6.25% Convertible Debentures are denominated in US dollars.  As the functional currency of STI is the Canadian dollar, gains or losses on re-measurement of the 6.25% Convertible Debentures (denominated in US dollars) are considered transaction gains and losses and are included in the consolidated statements of operations.

Non-cash Gain (Loss) on 6.25% Convertible Debentures Conversion Feature:  Non-cash gain on the 6.25% Convertible Debentures Conversion Feature was $0.7 million for the first six months of fiscal year 2013  compared to a non-cash loss of $1.1 million for the first six months of fiscal year 2012. The increase in the non-cash gain of $1.8 million was related to the change in the fair value of  the embedded conversion feature derivative associate with STI’s issuance of the US dollar denominated 6.25% Convertible Debentures.  The conversion feature on STI’s 6.25% Convertible Debentures provides that the US dollar denominated debentures can be converted at a US dollar denominated strike price into common shares of the issuer, a Canadian functional currency entity.  Therefore, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately.  The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with changes in fair value included in the consolidated statement of operations.

Other Income, net:  Other income totaled $0.9 million for the first six months of fiscal year 2013 compared to other income of thirty thousand dollars for the first six months of fiscal

year 2012.   The increase in other income of $0.9 million resulted primarily from the decrease in Class B share expense in the first six months of fiscal year 2013 compared to the first six months of fiscal year 2012.

Loss before Income Taxes:  Loss before income taxes was $6.9 million for the first six months of fiscal year 2013 compared to a loss before income taxes of $14.9 million for the first six months of fiscal year 2012.  The decrease in loss of $8.0 million resulted primarily from the increase in the unrealized gain on forward contracts of $1.8 million, the decrease in interest expense of $0.5 million, the increase in unrealized re-measurement gain on the  6.25% Convertible Debentures of $4.3 million, the increase in non-cash gain on the 6.25% Convertible Debentures conversion feature of $1.8 million, the increase in other income of $0.9 million partially offset by a decrease in income from operations from the Company’s oil and gas portfolio of $0.4 million,  the increase in the loss  from operations from the school bus transportation segment of $0.3 million discussed above and the decrease in foreign currency gain of $0.6 million.

Net Loss:  Net loss for the Company for the first six months of fiscal year 2013 amounted to $4.6 million, which includes a recovery of income taxes of $2.3 million.  Net loss for the first six months of fiscal year 2012 amounted to $10.0 million, and includes a recovery of income taxes of $4.9 million.  The effective tax rates for the first six months of fiscal year 2013 and the first six months of fiscal year 2012 were 33.1% and 32.8%, respectively.  The increase in the effective tax rate for the first six months of fiscal year 2013 compared to the first six months of fiscal year 2012 was primarily due to the mix of the statutory Canadian and U.S. tax rates and the apportionment of the Company’s income/loss before income taxes resulting from the operations in each country, offset by a decrease in the Canadian tax rate.  Basic net loss per common share was $0.06 for the first six months of fiscal year 2013 compared to basic net loss of $0.16 for the first six months of fiscal year 2012.

Liquidity and Capital Resources

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule.  During the summer school break, revenue is derived primarily from summer camps and private charter services.  As schools are not in session, there is no school bus transportation revenue during this period.  The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the school summer break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period.  Replacement capital expenditures have historically been funded by a combination of borrowings on the Company’s credit facility and through operating lease financings. Investment capital spending for new bid and contract awards has historically been funded with proceeds from debt and equity financings along with cash flow from operations.  As the Company incurs operating losses during the first three months of the fiscal year, distributions are funded with non-operating cash flows for the first interim quarter of the fiscal year.  The subsequent quarters of the fiscal year typically generate excess cash, as schools are in session and the majority of replacement capital expenditures and investment capital spending having occurred in the first quarter.  Due to this seasonality, the Company views available cash flow on an annualized basis.  The Company has historically funded its distributions with cash from operations on an annual basis.

On February 4, 2011, the Company refinanced its senior debt under its existing credit facility and entered into a new amended and restated credit agreement (the “Third Amended and Restated Credit Agreement”).  The existing agreement had a maturity date of December 14, 2011.  The Third Amended and Restated Credit Agreement has an initial commitment of approximately $140.0 million and includes a US $95.0 million loan facility and a Canadian $45.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts.  The Company may request an increase to the $140.0 million initial commitment for up to $100.0 million in additional commitments, so long as no default or event of default has occurred and is continuing.  The Third Amended and Restated Credit Agreement has a five year term with a maturity date of February 4, 2016.

Borrowings under the Third Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the Third Amended and Restated Credit Agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (3.25% at December 31, 2012), plus the applicable margin, which ranges from 1.00% to 1.75%, depending on STA Holdings’ senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the Third Amended and Restated Credit Agreement, (0.258% for a two month LIBOR at December 31, 2012) plus the applicable margin, which ranges from 2.25% to 3.00%, depending on STA Holdings’ senior leverage ratio on the pricing date.

On November 10, 2011, the Company rolled over and extended the maturity of the $35 million Senior Secured Notes (as defined below) for a five year term.  The rollover of the Senior Secured Notes now reflects a fixed coupon of 4.246% and a maturity date of November 10, 2016. In December 2006, the Company initially issued senior secured notes (the “Senior Secured Notes”) under a note purchase agreement (the “Note Purchase Agreement”) with two Canadian insurance companies.  The Senior Secured Notes consisted of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%.  The Senior Secured Notes rank pari passu with borrowings under the Third Amended and Restated Credit Agreement.

Borrowings under the Third Amended and Restated Credit Agreement are collateralized by the unencumbered assets of Parkview, STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries.  In addition, payment and performance of the obligations under the Third Amended and Restated Credit Agreement are guaranteed by each of STA Holdings’ subsidiaries and by Parkview.  Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its U.S. subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries.  In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.

During the fiscal years ended June 30, 2010 and 2011, STI closed the Convertible Debentures offerings and on December 21, 2009, the Company redeemed for cash, all of the outstanding 14% subordinated notes of STA ULC as discussed above under the heading “General”.

On October 3, 2012 the Company announced that it had exercised its right to redeem its 7.5% Convertible Debentures maturing on October 31, 2014 in accordance with the terms of the trust indenture dated as of October 26, 2009 between STI and Computershare Trust Company of Canada governing the 7.5% Convertible Debentures. The redemption of the 7.5% Convertible Debentures was effective on November 2, 2012 (the “Redemption Date”).

From July 1, 2012 through November 1, 2012, Cdn $22.4 million of the Company’s 7.5% Convertible Debentures were converted into 4,347,368 shares of common stock.  On November 2, 2012, the Company redeemed the remaining $0.3 million in principal amount of 7.5% Convertible Debentures for cash.

Acquisitions

On October 7, 2011 the Company acquired School Transportation Services LLC (“STS”), located in Passaic County, New Jersey for approximately $4.5 million, consisting of $4.1 million in cash and $0.4 million in deferred payments. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date.

On November 15, 2011, the Company closed its acquisition of all of the outstanding common stock of Dairyland Buses, Inc., Dairyland-Hamilton Inc., Lakeland Area Bus Service, Inc., and Lakeside Buses of Wisconsin (collectively “Dairyland”), located in Waukesha, Wisconsin.  Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $47.0 million.

         On May 24, 2012, the Company closed its acquisition of certain assets and contracts in both Texas and Washington from National Express Corporation (“NEX”). Earnings from the businesses acquired are included in the Company’s results of operations from the acquisition date.  The aggregate purchase price for these assets was approximately $6.6 million.  The purchase price was lower than the fair value of the businesses acquired.  NEX was required to dispose of these businesses by the U.S. Department of Justice in order to complete the acquisition of another competitor. Therefore, the Company recognized a gain of approximately $6.9 million, which is included in the consolidated statement of operations in the fourth quarter of fiscal year 2012.

The Company also closed four additional acquisitions during the fiscal year ended June 30, 2012.  On July 13, 2011, the Company acquired certain assets of Schumacher Bus Lines, located in Schumacher, Ontario, Canada.  On August 4, 2011, the Company acquired certain assets and contracts of S&K Transportation Inc., located in Listowel, Ontario, Canada. On August 26, 2011, the Company purchased all the outstanding stock of A&B Bus, Co. located in California.  On December 20, 2011, the Company acquired certain assets and contracts of Safe Start Transportation of New Jersey, LLC, located in Toms River, New Jersey.  The aggregate purchase price of these acquisitions was $3.8 million. The purchase price of these acquisitions consisted of $3.6 million in cash and approximately $0.2 million in contingent consideration, which relates to contract renewal and certain revenue targets being achieved. The Company paid approximately forty thousand dollars of the contingent consideration as of December 31, 2012. Earnings of the acquired companies are included in the Company’s results of operations from the acquisition date.

The Company intends to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that it is able to finance these from operating cash flows, available financing under our credit facility and the potential additional issuance of common shares and debt securities.

During the six months ended December 31, 2012, net cash provided by operations totaled $6.0 million, which reflects a $6.8 million use of cash for net working capital.  The Company’s investing activities for the six months ended December 31, 2012 resulted in a use of cash of $18.1 million.  Included in these investing activities were, (i) capital expenditures related to the new bid contracts for fiscal year 2013 of $14.3 million (which includes $0.9 million for oil & gas investments in new wells), (ii) $4.8 million in net capital expenditures related to replacement capital spending, (iii) $1.2 million in proceeds from sale of equipment and (iv) $0.2 million in seller debt payments.  The Company’s financing activities for the six months ended December 31, 2012 represented a source of cash of $15.0 million. Included in these financing activities were (i) $77.0 million in credit agreement borrowings and $41.4 million in credit agreement repayments,  (ii) $16.7 million in dividend payments made during the six months ended December 31, 2012 , (iii) $1.4 million  in payments to repurchase Class B Series  common shares, (iv) $2.1 million in payments to repurchase common stock under the NCIB , (v) $0.3 million for  the redemption of the remaining  7.5% Convertible Debentures and  (vi)  $0.1 million in  deferred financing costs.

At December 31, 2012, debt outstanding under the Third Amended and Restated Credit Agreement and Senior Secured Notes totaled $86.1 million and $35.0 million, respectively.  The

Company had approximately $53.0 million in borrowing availability under the loan facilities, subject to continued covenant compliance, of the Third Amended and Restated Credit Agreement (excluding the remaining $100.0 million in additional commitments the Company may request under the Third Amended and Restated Credit Agreement).  In addition, at December 31, 2012, outstanding debt included approximately $109.3 million in Convertible Debentures and $0.2 million in promissory notes due to former owners of businesses acquired by the Company. The Third Amended and Restated Credit Agreement has a five year term with a maturity date of February 4, 2016. The Note Purchase Agreement has a five year term with a maturity date of November 10, 2016.  The 6.75% Convertible Debentures  have a five year term, are denominated in Canadian dollars, and are due and payable on  June 30, 2015,  and are callable by the Company beginning in  July 2013. The 6.25% Convertible Debentures have a seven year term, are denominated in US dollars, are due and payable on June 30, 2018, and are callable by the Company beginning in July 2014.

The Company expects to be able to renew or refinance its various loan facilities as they become due at then current market rates (See “Forward-Looking Statements”).

In July 2011, the Company entered into additional leases with four major financial institutions to lease approximately $17.0 million in replacement school vehicles and $5.9 million in growth school vehicles for the 2011-2012 school year.  The term of these leases is six years at effective fixed rates in the range of 2.8% to 5.0%.  Annual lease payments on these additional leases will approximate $3.3 million per year for the term of the leases.

In July, August and September 2012, the Company entered into additional leases with six major financial institutions to lease approximately $29.7 million in replacement school vehicles for the 2012-2013 school year.  The term of these leases is six years at effective fixed rates in the range of 2.8% to 4.6%.  Annual lease payments on these additional leases will approximate $4.3 million per year for the term of the leases.

The Company operates a fleet of approximately 9,600 vehicles as at December 31, 2012   and consumes substantial amounts of fuel for its operations.  While the Company currently has fuel mitigation features in approximately 63% of its contracts that provide some measure of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts, there is no assurance that it will be able to adequately protect itself from increases in such costs other than those contractually obligated. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. In addition, the Company, for the 2012 fiscal year, entered into fixed price contracts with fuel suppliers to cover approximately 20% of its fuel exposure. The Company also entered into fixed price contracts for a similar 20% of its exposure through November 30, 2012.  The Company continues to review additional fixed price contracts for the remainder of the 2013 fiscal year.

Segment Information

As a result of the Canadex Acquisition, the Company has two reportable segments, a transportation segment and an oil and gas segment.  The transportation segment provides school bus and management services to public and private schools in North America.  The oil and gas segment represents the Company’s investments as a non-operator in oil and gas interests in the United States.

Reportable Operating Segments:

	For the three months ended	For the three months ended	For the six months ended	For the six months ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Revenue
Transportation	$117,883	$99,800	$178,615	$149,305
Oil and gas	1,472	1,325	2,342	2,924
	$119,355	$101,125	$180,957	$152,229
Operating (loss) earnings
Transportation	$7,924	$5,816	$(3,388)	$(3,092)
Oil and gas	510	357	499	938
	8,434	6,173	(2,889)	(2,154)
Unallocated expenses	2,483	4,279	4,031	12,719
Income tax expense (benefit)	2,972	622	(2,288)	(4,881)
Net income (loss)	$2,979	$1,272	$(4,632)	$(9,992)

	As at	As at
	December 31, 2012	June 30, 2012
Total Assets
Transportation	$522,655	$513,083
Oil and gas	9,249	8,717
	$531,904	$521,800

Commitments and Contractual Obligations

Commitments and contractual obligations primarily include obligations associated with outstanding indebtedness and lease obligations. The following table shows contractual obligations and commitments related to the outstanding indebtedness as of December 31, 2012 and the related payment by period due.

Maturities of long-term debt are as follows (in 000’s):

	Third
	Amended		Senior	Due to
	Credit	Convertible	Secured	Former
	Facility	Debentures	Notes	Owners	Total
Year ending June 30,
2013(1/1/13-6/30/13)	$-	$-	$-	$205	$205
2014	-	-	-	-	-
2015	-	50,256	-	-	50,256
2016	86,073	-	-	-	86,073
2017	-	-	35,000	-	35,000
thereafter	-	59,096	-	-	59,096
	$86,073	$109,352	$35,000	$205	$230,630

The following table represents future minimum rental payments and operating lease payments under non cancelable operating leases as at December 31, 2012 (in 000’s):

	Operating	Vehicle
	Leases	Leases	Total
Year ending June 30,
2013 (1/1/13-6/30/13)	$5,148	$8,369	$13,517
2014	7,171	13,457	20,628
2015	5,818	12,440	18,258
2016	4,624	10,453	15,077
2017	2,668	7,494	10,162
2018 and thereafter	4,676	4,355	9,031
Total minimum payments	$30,105	$56,568	$86,673

If the operating leases for vehicles were treated as capital leases, the senior debt and total debt would approximate $154.2 million and $263.7 million, respectively as at December 31, 2012.  Further, the senior debt to EBITDA ratio (as defined in the Third Amended and Restated Credit Agreement adjusted for capitalization of vehicle leases) would increase 0.5:1, and the total debt to EBITDA ratio would increase 0.2:1.

Outstanding Share Data

As at December 31, 2012, the Company had 80,669,970 issued and outstanding common shares,  Cdn $50.0 million principal amount of 6.75% Convertible Debentures convertible into approximately 6.9 million common shares, and $60.0 million principal amount of 6.25% Convertible Debentures convertible into approximately 6.3 million common shares.  There are no preferred shares issued and outstanding.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, the Company is exposed to market risks arising from adverse changes in interest rates and the Cdn$/US$ foreign currency exchange rate.  Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. Except for the changes in the Cdn$/US$ foreign currency exchange rate during the fiscal year 2013, there have been no other material changes to the Company’s exposure to the above-mentioned market risks during the fiscal year 2013.

As at December 31, 2012, the Company’s material variable rate borrowings included the outstanding borrowings under the Third Amended and Restated Credit Agreement.  As at December 31, 2012, the Company had $86.1 million in outstanding indebtedness under the Third Amended and Restated Credit Agreement.  A 100 basis point change in interest rates, applied to these borrowings as at December 31, 2012 would result in an approximate $0.9 million annual change in interest expense and a corresponding change in cash flow.

In connection with the dividends on the common shares issued, the Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the anticipated dividends from STA, Inc. to STA Holdings will be paid in U.S. dollars and the currently anticipated dividends on common shares will be paid in Canadian dollars.  At the time of its initial public offer, the Company entered into and thereafter maintained hedge contracts in connection with the initial level of distributions.  Currently, the Company’s hedge contracts cover approximately 37% of anticipated dividends and interest payments in Canadian dollars through June 30, 2014. The Company will continue to review its hedging practices in connection with additional changes in the Company’s business and capital structure.

At December 31, 2012, the Company had 18 monthly forward foreign exchange contracts outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)

January 2013-December 2013	12	14.5	14.7	1.0090
January 2014-June 2014	6	7.3	7.3	1.0000
	18	21.8	22.0

The forward foreign exchange contracts cover approximately 37% of currently anticipated dividends and interest payments on the 6.75% Convertible Debentures through June 2014 based on the current dividend rate in effect for the past year.  The Company intends to fund a majority of the remaining amount of currently anticipated dividends and interest payments with cash flows from operations, including the Company’s Canadian operations, as it continues to grow its Canadian dollar cash flows via the execution of its growth strategy in Canada. At December 31, 2012, STA Holdings had an immaterial unrealized foreign exchange gain on the open forward currency exchange contracts.  The 6.75% Convertible Debentures are denominated in Canadian dollars, and the payment of these debentures upon maturity will be payable in Canadian dollars.  The Company has not entered into any hedge arrangement with respect to the payment of these debentures upon their maturity in 2015.

The Company is also exposed to changes in the market price of fuel in the ordinary course of business.  As a partial mitigation of the impact of fuel price volatility on the Company’s results, approximately 63% of the Company’s revenue contracts have some form of mitigation against fuel price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts.  The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. In addition, the Company, for the 2012 fiscal year, entered into fixed price contracts with fuel suppliers to cover approximately 20% of its fuel exposure. The Company also entered into fixed price contracts for a similar 20% of its exposure through November 30, 2012.  The Company continues to review additional fixed price contracts for the remainder of the 2013 fiscal year.

Summary of Quarterly Results

	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr
	2011	2011	2012	2012	2012	2012	2013	2013

Revenues	$90,969	$89,872	$51,104	$101,125	$113,319	$103,438	$61,602	$119,355

Net income (loss)	$1,559	$2,000	$(11,264)	$1,272	$3,035	$9,211	$(7,611)	$2,979

Net income (loss) per share	$0.03	$0.03	$(0.18)	$0.02	$0.05	$0.12	$(0.10)	$0.04

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule.  During the summer school break, revenue is derived primarily from summer camps and private charter services.  As schools are not in session, there is minimal school bus transportation revenue during this period.  Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break.  Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June.  A full year’s worth of depreciation is recorded in these ten months to correspond to the vehicle’s usage.

Internal Controls over Financial Reporting

We have evaluated our internal controls over financial reporting and determined that no changes were made in the Company’s internal controls over financial reporting during the six months ended December 31, 2012, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.  Management is, however, continually monitoring and seeking to improve the Company’s infrastructure and controls.

Transactions with Related Parties

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO.  The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts.  These fleet valuation services are provided free of charge.  The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO.  The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company’s vehicles.  The Company paid the transportation equipment dealer $0.2 million and $0.3 million for the six months ended December 31, 2012 and 2011, respectively.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Subsequent Events

On January 2, 2013, STA Holding granted 90,137 Class B Series Three common shares pursuant to the EIP.  The Company will recognize non cash stock based compensation related to these grants during the quarter ended March 31, 2013.

Forward-Looking Statements

Certain statements in this Management’s Discussion and Analysis are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding the Company’s revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and negative forms  thereof, suggesting future outcomes or events.

These forward-looking statements reflect the Company’s current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis.  Actual results may vary from the forward-looking statements.  Specifically, forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved.  A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to and incorporated by reference under “Risk Factors” such as an inability to control the Company’s operating expenses,  significant capital expenditures, reliance on certain key personnel, the possibility that a greater number of employees will join unions, the Company’s acquisition strategy, an inability to achieve the Company’s business objectives, increased industry competition, rising insurance costs, new governmental laws and regulations, a lack of insurance coverage for certain losses, environmental requirements, seasonality of the industry in which the Company operates, any inability to maintain letters of credit and performance bonds and the termination of certain of the Company’s contracts for reasons beyond management’s control.  Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance.  Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Company believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material.  These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as specifically required by applicable law.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they may pertain to future events.  Management bases these estimates on historical experience and on various other assumptions that it believes to be reasonable and appropriate.  Actual results may differ significantly from these estimates.  The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on reported financial condition and results of operations.

Goodwill and Indefinite Lived- Intangibles.   Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method.  Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter.

When assessing goodwill impairment, the Company may at its option perform a qualitative assessment to first assess whether the fair value of a reporting unit is less than its carrying value.  If the Company does not choose to perform a qualitative assessment a two step impairment test is required. The Company first compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, the carrying value is then compared to the implied fair value of goodwill.  If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the difference and the implied fair value of goodwill becomes the new carrying value of goodwill for that reporting unit which is then used in future impairment tests.

When assessing the impairment for trade names, if the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess.

Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate.

Other identifiable intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company.  The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives.  Covenants not to compete are amortized on a straight-line basis over an estimated useful life of one to five years.

Impairment of Long-Lived Assets.  Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company’s expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Insurance Reserves. The Company’s insurance reserves reflect the estimated deductible amounts the Company is responsible for under the workers’ compensation and vehicle liability insurance programs.  Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, in addition to third party premiums/expenses associated with this coverage.  We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers’ compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary.  Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience.

Stock Based Compensation.  The Company accounts for stock-based compensation and other stock-based payments using the fair value method.  Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. The Class B Series Two and Class B Series Three common shares issued by STA Holdings are fully vested on the grant date, and, as such, the Company recognizes compensation expense when the shares are issued. STA Holdings has issued only Class B Series Three common shares pursuant to the EIP during fiscal year 2013 and fiscal year 2012. All future share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuance of Class B Series Two common shares. These shares are accounted for as a liability upon issuance and marked to market on a quarterly basis

The Class B Series Two and Class B Series Three common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. In the case of the Class B Series Two common shares issued pursuant to the EIP during the period the IPS structure was in place, the put option provides for a fair market value of Class B Series Two common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put, plus Cdn. $3.847 (an amount equivalent to the historical value of the Subordinated Note component of the IPS).  In the case of the Class B Series Three common shares to be utilized for EIP share grants subsequent to the end of the IPS structure, the put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put.  Stock based compensation expense associated with the issuance of Class B Series Two and Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

Income Taxes.  Income taxes have been computed utilizing the asset and liability approach, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to be in effect for the years in which those taxes are expected to be realized or settled.  A valuation allowance is recorded to reduce deferred tax assets to the amount that is believed to be more likely than not to be realized. The recorded deferred income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

The Company uses judgment in determining income tax provisions and in evaluating its tax positions under the accounting guidance for income taxes.  Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more-likely-than-not to be sustained upon examination by the applicable taxing authority.  The Company and its subsidiaries are examined by various federal and state tax authorities.  The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes.  The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Accounting for Derivatives and Hedging Activities. The Company records its derivatives at fair value on the balance sheet, which requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the statement of operations or through other comprehensive income depending on the nature of the derivative instrument. The Company did not elect hedge accounting for any of its derivative financial instruments and therefore records all changes in fair value in the income statement. The Company has offset the fair value amounts recorded on its forward foreign currency contracts executed with the same counterparty under an executed master netting arrangement.

Oil and Gas Reserve Estimates.  Estimates of oil and gas reserves in the consolidated financial statements are prepared through reserve engineering, which is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner.  The process relies on interpretations of available geographical, geophysical, engineering and production data.  The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

The Company’s reserve information is based on estimates prepared by independent oil and gas industry consultants.  Estimates prepared by others may be different than these estimates.  Because these estimates depend on many assumptions such as projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which may differ from actual results, reserve estimates may be different from the quantities of oil and gas that are ultimately recovered.  In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

The present value of future net oil and gas revenues should not be assumed to be the current market value of the Company’s estimated oil and gas reserves.  Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations.  Reserve estimates can have a significant impact on earnings, as they are a key component in the calculation of oil and gas depreciation and depletion.

A downward revision in the reserve estimate could result in a higher depreciation and depletion charge to earnings.  In addition, if the net capitalized costs are determined to be in excess of the calculated ceiling, which is based largely on reserve estimates, the excess must be written off as an expense charged against earnings.

Asset Retirement Obligations.  The asset retirement obligation provision recorded in the consolidated financial statements is based on estimate of total costs for future restoration and abandonment of oil and natural gas wells and facilities, as well as estimates of when these costs will occur.  The estimates are based on the Company’s net ownership interest in the wells.  Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology and political and regulatory environments.

Risk Factors

A discussion of general and specific risk factors that could affect our financial performance is found under the heading “Risk Factors” in our “Annual Information Form” for the fiscal year ended June 30, 2012, which is available on SEDAR at www.sedar.com and which section is incorporated herein by reference.